Exhibit 23.1
CONSENT OF INDEPENDENT AUDITORS
We consent to the incorporation by reference in Registration Statement Nos. 333-141430, 333-136657, 333-126943, 333-126942, 333-138048 on Form S-8 and Registration Statement No. 333-140026 on Form S-3 of ITC Holdings Corp. of our report dated July 9, 2007, (which report expresses an unqualified opinion and includes an explanatory paragraph related to the basis of presentation of the statements) relating to the statements of assets acquired and liabilities assumed of the Electric Transmission Business (the “Business”) of Interstate Power and Light Company as of December 31, 2006 and 2005 and the statements of revenues and direct expenses of the Business for each of the three years in the period ended December 31, 2006, which report appears in this Form 8-K/A of ITC Holdings Corp.
/s/ Deloitte and Touche LLP
Milwaukee, Wisconsin
January 11, 2008